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                                                                     EXHIBIT 4.7

                                 HYDRIL COMPANY
                          EMPLOYEE STOCK PURCHASE PLAN

                     (Established Effective October 1, 2000)

                                 First Amendment

     1. The first sentence of Section 5 of the Plan is hereby amended to read as follows:

          "Each eligible Employee of Hydril or any Subsidiary as of November 1, 2000 (or such other date as the Committee may select) (the "Effective Date") may enroll in the Plan as of the Effective Date."

     2. Section 21 of the Plan is hereby amended in its entirety to read as follows:

          "This Plan shall be established effective as of October 1, 2000. Notwithstanding the foregoing, the adoption of this Plan is expressly conditioned upon the approval of (i) the Board and (ii) the holders of a majority of shares of outstanding shares of Common Stock, on or before the date that is one year from October 1, 2000. If the Board or the stockholders of Hydril should fail so to approve this Plan on or before such date, this Plan shall terminate and cease to be of any further force or effect and all purchases of shares of Common Stock under the Plan shall be null and void."

     3. Section 10 of the Plan is hereby amended in its entirety to read as follows:

          "10. MANNER OF WITHDRAWAL OF SHARES

               A Participant may elect to withdraw at any time (without withdrawing from participation in the Plan), and to receive a certificate for, the number of shares which have been held in his account for at least two years after the Grant Date, by giving notice to the person designated by the Committee on the appropriate form. This two year holding requirement may be waived by the Committee, in its sole discretion. Until such certificates are distributed to the Participant, the Participant will not be permitted to transfer ownership of the certificates except as set forth below in this
          Section 10 or as contemplated by Section 14 of the Plan.

               Notwithstanding the foregoing limitations of this Section 10, a Participant may elect to sell shares purchased under the Plan once the 150-day holding period described in Section 8(vi) has been met (or waived), by giving notice to the person designated by the Committee on the appropriate form.

               Upon receipt of notice from the person designated by the Committee (concerning the participant's election to withdraw or sell shares), the Custodian, bank or other financial institution designated by the Committee for this purpose will arrange for the issuance and delivery or the sale of such shares held in the Participant's account as soon as administratively feasible."

     4. The second to the last sentence of Section 11 of the Plan is hereby amended to read as follow:

          "The Participant may elect to receive a certificate for the number of shares held in his account for at least two years after the Grant Date (unless the two year holding requirement is waived by the Committee in its sole discretion), in accordance with Section 10 of the Plan. The Participant may elect to sell the shares held in his account for at least 150 days after the Purchase Date (unless the 150 day holding requirement is waived by the Committee in its sole discretion), in accordance with Sections 8(vi) and 10 of the Plan."